October 21, 2011

Via Edgar and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Mr. Larry Spirgel
Ms. Jessica Plowgian

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form
S-1 (File No. 333-175307), as amended, of World Surveillance Group Inc.
(the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Tuesday, October 25, 2011, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (321) 452-3545 with any questions regarding this matter.

Very truly yours,

WORLD SURVEILLANCE GROUP INC.

By: /s/Barbara M. Johnson

Name: Barbara M. Johnson
Title: Vice President, General Counsel and
Secretary

State Road 405, Building M6-306A, Room 1400
Kennedy Space Center, FL 32815